WILLIS GROUP HOLDINGS PUBLIC LIMITED COMPANY

c/o Willis Group Limited

51 Lime Street

London, EC3M 7DQ, England and Wales

VIA EDGAR

October 13, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Suzanne Hayes, Assistant Director

Re:	Willis Group Holdings Public Limited Company

Registration Statement on Form S-4 (File No. 333-206605)

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Willis Group Holdings Public Limited Company (the “Registrant”) hereby respectfully requests that the effectiveness of the Registrant’s Registration Statement on Form S-4 (File No. 333-206605) filed on August 27, 2015 (as amended by Amendment No. 1 filed on October 13, 2015, the “Registration Statement”), be accelerated by the Securities and Exchange Commission (the “Commission”) so that it may become effective at 2:00 p.m., Eastern time, on Tuesday, October 13, 2015, or as soon as reasonably practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Michael J. Aiello (212-310-8552) or Matthew J. Gilroy (212-310-8961) to confirm the effectiveness of the Registration Statement.

Very truly yours,

WILLIS GROUP HOLDINGS PUBLIC LIMITED COMPANY

By:	/s/ Matthew S. Furman
Name:	Matthew S. Furman
Title:	Executive Vice President and Group General Counsel

cc:	Kirkland L. Hicks

Vice President, General Counsel and Secretary

Towers Watson & Co.

Michael J. Aiello

Partner

Weil, Gotshal & Manges LLP

Matthew J. Gilroy

Partner

Weil, Gotshal & Manges LLP

Stephen Glover

Partner

Gibson, Dunn & Crutcher LLP

Eduardo Gallardo

Partner

Gibson, Dunn & Crutcher LLP